Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires or indicates, references to “we,” “us,” “our,” “IGI,” the “Group,” and the “Company” refer to International General Insurance Holdings Ltd., a Bermuda exempted company, and its consolidated subsidiaries and branches.

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the following:

(i) the recent unaudited interim condensed consolidated financial statements of the Company as at and for the half-year ended June 30, 2026 presented above;
(ii) the press release included in the Form 6-K dated August 4, 2026 which discusses the half year 2026 condensed unaudited financial results; and
(iii) the audited consolidated financial statements of the Company for the year ended December 31, 2025 and Item 5 “Operating and financial Review and Prospects” reported by the Company in its Annual Report filed with the SEC.
The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated.
OVERVIEW
See Note 1 to the unaudited condensed consolidated financial statements of the Company and the Introduction section of Item 5 of the 2025 Annual Report on Form 20-F for an overview of the Company.
RESULTS OF OPERATIONS
The following section reviews IGI’s results of operations during the six months ended June 30, 2026 and 2025. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.
Results of Operations — Consolidated
The following summarizes IGI’s results of operations for the six month periods ended June 30, 2026 and 2025 which should be read in conjunction with the Company’s unaudited interim condensed consolidated statements of income and comprehensive income and notes thereto for the six months ended June 30, 2026 and 2025 included separately within this Form 6-K.

	Six months ended June 30,
	2026	2025

	($) in millions
Gross written premiums	$398.9	$394.3
Ceded written premiums	(95.4)	(116.0)
Net written premiums	303.5	278.3
Net change in unearned premiums	(67.3)	(50.5)
Net premiums earned	236.2	227.8
Investment income	28.6	27.5
Net realized gain on investments	0.3	1.5
Net unrealized gain on investments	2.0	3.3
Change in allowance for expected credit losses on investments	0.1	0.3
Net investment income	31.0	32.6
Other revenues	2.0	1.5
Total revenues	269.2	261.9
Expenses
Net loss and loss adjustment expenses	(127.1)	(123.8)
Net policy acquisition expenses	(41.9)	(41.0)
General and administrative expenses	(49.0)	(45.8)
Change in allowance for expected credit losses on receivables	(0.5)	(1.8)
Other expenses	(4.4)	(3.4)
Net foreign exchange (loss) gain	(3.4)	17.3
Total expenses	(226.3)	(198.5)
Income before tax	42.9	63.4
Income tax expense	(0.4)	(2.0)
Net income	$42.5	$61.4
Basic earnings per share attributable to equity holders	$0.99	$1.37
Diluted earnings per share attributable to equity holders	$0.98	$1.36
Six months ended June 30, 2026 compared to six months ended June 30, 2025 (Consolidated)
Net income for the period
Net income for the period decreased from $61.4 million for the six months ended June 30, 2025 to $42.5 million for the six months ended June 30, 2026. The decrease in net income was primarily driven by $20.7 million of adverse movement in net foreign exchange results, from a gain of $17.3 million for the six months ended June 30, 2025 to a net loss of $3.4 million for the six months ended June 30, 2026, along with higher net loss and loss adjustment expenses of $3.3 million due to higher catastrophe losses primarily related to the war in the Middle East. This was partially offset by the increase in net premiums earned of $8.4 million.
Gross written premiums
Gross written premiums increased 1.2% from $394.3 million for the six months ended June 30, 2025 to $398.9 million for the six months ended June 30, 2026. This was primarily due to a 6.6% increase (or $5.7 million) in the Specialty Long-tail Segment and a 2.2% increase (or $4.9 million) in the Specialty Short-tail Segment, partially offset by a 7.0% decrease (or $6.0 million) in the Reinsurance Segment. The increase in gross written premiums was the result of new business generated in our Specialty Long-tail Segment and higher renewed business in our Specialty Short-tail Segment.

Ceded written premiums
Ceded written premiums decreased 17.8% from $116.0 million for the six months ended June 30, 2025 to $95.4 million for the six months ended June 30, 2026. This decrease was primarily due to lower quota share reinsurance purchases, mainly driven by the non-renewal of a professional indemnity binder in the Specialty Long-Tail Segment and lower reinstatement premiums on loss-affected business in both the Specialty Long-tail and Short-tail Segments, recorded under excess of loss reinsurance purchases.
Net change in unearned premiums
Net change in unearned premiums increased 33.3% from $50.5 million for the six months ended June 30, 2025 to $67.3 million for the six months ended June 30, 2026. The increase in net change in unearned premiums was mainly attributable to the increase in net written premiums in our Specialty Long-tail and Short-tail Segments, partially offset by the decrease in net written premiums in our Reinsurance Segment.
Net premiums earned
As a result of the foregoing, net premiums earned increased 3.7% from $227.8 million for the six months ended June 30, 2025 to $236.2 million for the six months ended June 30, 2026.
Net investment income
Net investment income decreased from $32.6 million for the six months ended June 30, 2025 to $31.0 million for the six months ended June 30, 2026 as a result of the following:
Investment income
Investment income (comprised of interest and dividend income, net of investment custodian fees and other investment expenses) increased 4.0% from $27.5 million for the six months ended June 30, 2025 to $28.6 million for the six months ended June 30, 2026. This was primarily due to a $1.0 million increase in interest income driven by an increase in year-over-year average funds invested in available-for-sale fixed maturity securities and bank term deposits.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses increased 2.7% from $123.8 million for the six months ended June 30, 2025 to $127.1 million for the six months ended June 30, 2026. This was primarily due to the increase in current accident year losses in the Specialty Short-tail Segment for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The increase in current accident year losses was partially mitigated by higher favorable development on loss reserves from prior accident years, as the first half of 2025 included $23.5 million of currency revaluation impact on non-U.S. dollar loss reserves in the Specialty Long-tail Segment.
IGI’s loss ratio decreased by 0.5 percentage points from 54.3% for the six months ended June 30, 2025 to 53.8% for the six months ended June 30, 2026. This decrease was primarily attributable to:
(1) A higher favorable development on loss reserves from prior accident years, which was $30.6 million or 13.0 percentage points for the six months ended June 30, 2026, compared to $19.6 million or 8.6 percentage points for the six months ended June 30, 2025 due to the impact of currency revaluation as explained above.
(2) Higher current accident year losses of $157.7 million for the six months ended June 30, 2026, compared to $143.4 million for the six months ended June 30, 2025. The six months ended June 30, 2026 included higher current accident year catastrophe losses of $44.8 million, or 19.0 percentage points, compared to $38.6 million or 16.9 percentage points for the six months ended June 30, 2025. Catastrophe losses for the six months ended June 30, 2026 included losses related to the war and ongoing conflict in the Middle East (in the Specialty Short-tail Segment). Catastrophe losses for the six months ended June 30, 2025 included losses for the earthquakes in Taiwan and the Bridgewater Canal breach in Manchester, UK (both in the Specialty Short-tail Segment) and also included losses for the Southern California wildfires (in the Reinsurance Segment).

Net policy acquisition expenses
Net policy acquisition expenses increased 2.2% from $41.0 million for the six months ended June 30, 2025 to $41.9 million for the six months ended June 30, 2026. The net policy acquisition expense ratio for the six months ended June 30, 2025 was 18.0% compared to 17.7% for the six months ended June 30, 2026.
Net foreign exchange (loss) gain
Net foreign exchange loss of $3.4 million for the six months ended June 30, 2026 compared to a gain of $17.3 million for the six months ended June 30, 2025. The six months ended June 30, 2026 saw a negative currency movement in the Company’s major transactional currencies, primarily the Pound Sterling and the Euro, against the U.S. Dollar.
RESULTS OF OPERATIONS — SEGMENTS
The following segment results should be read in conjunction with the Company’s unaudited segment results for the six months ended June 30, 2026 and 2025 presented within the Supplementary Financial Information to the condensed consolidated financial statements for the half year to June 30, 2026 included within IGI’s August 4, 2026 press release.
Results of Operations — Specialty Short-tail Segment
The following table summarizes the results of operations of IGI’s Specialty Short-tail Segment for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025

	($) in millions
Gross written premiums	$226.5	$221.6
Ceded written premiums	(74.9)	(82.6)
Net written premiums	151.6	139.0
Change in unearned premiums	(29.3)	(21.5)
Net premiums earned (a)	122.3	117.5
Net loss and loss adjustment expenses (b)	(73.8)	(46.1)
Net policy acquisition expenses (c)	(23.3)	(20.8)
Underwriting income	$25.2	$50.6

Loss ratio (b) / (a)	60.3%	39.2%
Net policy acquisition expense ratio (c) / (a)	19.1%	17.7%
Gross written premiums
Gross written premiums in the Specialty Short-tail Segment increased by 2.2% from $221.6 million for the six months ended June 30, 2025 to $226.5 million for the six months ended June 30, 2026. This was primarily due to the increase in gross written premiums in all of the lines in this segment except for the energy and property lines which recorded premium decreases.
Ceded written premiums
Ceded written premiums in the Specialty Short-tail Segment decreased by 9.3% from $82.6 million for the six months ended June 30, 2025 to $74.9 million for the six months ended June 30, 2026. This decrease was primarily driven by lower quota share reinsurance premiums due to the non-renewal of quota share treaties in the political violence and ports & terminal lines of the segment, and to a lesser extent, by lower reinstatement premiums on loss-affected business recorded under excess of loss reinsurance premiums.

Net change in unearned premiums
Net change in unearned premiums in the Specialty Short-tail Segment increased from expense of $21.5 million for the six months ended June 30, 2025 to expense of $29.3 million for the six months ended June 30, 2026. This increase was attributable to higher net written premiums under the Specialty Short-tail Segment on a comparative basis causing a higher level of change in unearned premiums on a net basis.
Net premiums earned
As a result of the foregoing, net premiums earned in the Specialty Short-tail Segment increased by 4.1% from $117.5 million for the six months ended June 30, 2025 to $122.3 million for the six months ended June 30, 2026.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the Specialty Short-tail Segment increased by 60.1% from $46.1 million for the six months ended June 30, 2025 to $73.8 million for the six months ended June 30, 2026. Net loss and loss adjustment expenses included an increase in current accident year losses of $22.0 million within this segment on a comparative basis, which also included a higher level of catastrophe losses, mainly related to the war in the Middle East. The increase in current accident year losses was supported by $5.7 million of lower favorable development on loss reserves from prior accident years for the six months ended June 30, 2026 compared to the six months ended June 30, 2025.
The loss ratio in the Specialty Short-tail Segment was 60.3% for the six months ended June 30, 2026 as compared to 39.2% for the six months ended June 30, 2025.
Net policy acquisition expenses
Net policy acquisition expenses in the Specialty Short-tail Segment increased by 12.0% from $20.8 million for the six months ended June 30, 2025 to $23.3 million for the six months ended June 30, 2026.
The net policy acquisition expense ratio for the six months ended June 30, 2025 was 17.7% compared to 19.1% for the six months ended June 30, 2026.
Specialty Long-tail Segment
The following table summarizes the results of operations of IGI’s Specialty Long-tail Segment for the six month periods ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025

	($) in millions
Gross written premiums	$92.1	$86.4
Ceded written premiums	(19.4)	(31.7)
Net written premiums	72.7	54.7
Net change in unearned premiums	(0.6)	6.7
Net premiums earned (a)	72.1	61.4
Net loss and loss adjustment expenses (b)	(36.2)	(57.6)
Net policy acquisition expenses (c)	(13.0)	(14.1)
Underwriting income (loss)	$22.9	$(10.3)

Loss ratio (b) / (a)	50.2%	93.8%
Net policy acquisition expense ratio (c) / (a)	18.0%	23.0%

Gross written premiums
Gross written premiums in the Specialty Long-tail Segment increased from $86.4 million for the six months ended June 30, 2025 to $92.1 million for the six months ended June 30, 2026. This was primarily due to growth in new business supported by favorable market conditions.
Ceded written premiums
Ceded written premiums in the Specialty Long-tail Segment decreased from an expense of $31.7 million for the six months ended June 30, 2025 to an expense of $19.4 million for the six months ended June 30, 2026 primarily due to (1) the decrease in reinstatement premiums on loss affected business, which is recorded as excess of loss reinsurance, during the period, and (2) non-renewal of a quota share reinsurance arrangement under the professional lines.
Net change in unearned premiums
Net change in unearned premiums in the Specialty Long-tail Segment decreased by 109.0% from income of $6.7 million for the six months ended June 30, 2025 to expense of $0.6 million for the six months ended June 30, 2026. The decrease was primarily driven by the increase in net written premiums primarily in the professional indemnity and marine liability lines.
Net premiums earned
As a result of the foregoing, net premiums earned in the Specialty Long-tail Segment increased by 17.4% from $61.4 million for the six months ended June 30, 2025 to $72.1 million for the six months ended June 30, 2026.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the Specialty Long-tail Segment decreased by 37.2% from $57.6 million for the six months ended June 30, 2025 to $36.2 million for the six months ended June 30, 2026. This was primarily due to $19.3 million of favorable movement in the development on loss reserves from prior accident years in this segment, supported by a $2.1 million decrease in current accident year losses on a comparative basis. The development on loss reserves from prior accident years for the six months ended June 30, 2025 in this segment was negatively impacted by currency revaluation movements.
The loss ratio in the Specialty Long-tail Segment was 50.2% and 93.8% for the six months ended June 30, 2026 and 2025, respectively. The decrease in the loss ratio was mainly driven by a lower level of net loss and loss adjustment expenses and higher net premiums earned on a comparative basis.
Net policy acquisition expenses
Net policy acquisition expenses in the Specialty Long-tail Segment decreased by 7.8% from $14.1 million for the six months ended June 30, 2025 to $13.0 million for the six months ended June 30, 2026.
The net policy acquisition expense ratio for the six months ended June 30, 2025 was 23.0% compared to 18.0% for the six months ended June 30, 2026 due to higher net premiums earned on a comparative basis.

Results of Operations — Reinsurance Segment
The following table summarizes the results of operations of IGI’s Reinsurance Segment for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025

	($) in millions
Gross written premiums	$80.3	$86.3
Ceded written premiums	(1.1)	(1.7)
Net written premiums	79.2	84.6
Change in unearned premiums	(37.4)	(35.7)
Net premiums earned (a)	41.8	48.9
Net loss and loss adjustment expenses (b)	(17.1)	(20.1)
Net policy acquisition expenses (c)	(5.6)	(6.1)
Underwriting income	$19.1	$22.7

Loss ratio (b) / (a)	40.9%	41.1%
Net policy acquisition expense ratio (c) / (a)	13.4%	12.5%
Gross written premiums
Gross written premiums in the Reinsurance Segment decreased by 7.0% from $86.3 million for the six months ended June 30, 2025 to $80.3 million for the six months ended June 30, 2026. The decrease was primarily due to the non-renewal of two reinsurance programmes in the first quarter of 2026.
Net change in unearned premiums
Net change in unearned premiums in the Reinsurance Segment increased from an expense of $35.7 million for the six months ended June 30, 2025 to an expense of $37.4 million for the six months ended June 30, 2026.
Net premiums earned
As a result of the foregoing, net premiums earned in the Reinsurance Segment decreased 14.5% from $48.9 million for the six months ended June 30, 2025 to $41.8 million for the six months ended June 30, 2026.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the Reinsurance Segment decreased 14.9% from $20.1 million for the six months ended June 30, 2025 to $17.1 million for the six months ended June 30, 2026. This was primarily due to the decrease in current accident year losses by $5.6 million on a comparative basis. The decrease in current accident year losses was partially offset by $2.6 million of less favorable development on loss reserves from prior accident years for the six months ended June 30, 2026 compared to the six months ended June 30, 2025.
The loss ratio in the Reinsurance Segment was 40.9% and 41.1% for the six months ended June 30, 2026 and 2025, respectively.
Net policy acquisition expenses
Net policy acquisition expenses in the Reinsurance Segment decreased by 8.2% from $6.1 million for the six months ended June 30, 2025 to $5.6 million for the six months ended June 30, 2026.
The net policy acquisition expense ratio for the six months ended June 30, 2025 was 12.5% compared to 13.4% for the six months ended June 30, 2026.

NON-GAAP FINANCIAL MEASURES
In presenting our results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, explain and enhance investor understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.
Core operating income
“Core operating income” measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, The Company’s management of claims, the use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.
In addition to presenting profit for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how management analyzes the Company’s underlying business performance. Core operating income is calculated by the addition or subtraction of certain income statement line items from net income for the period, the most directly comparable U.S. GAAP financial measure, as illustrated in the table below.
Return on average equity and core operating return on average equity, which are both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

The following is a reconciliation of net income for the period to core operating income together with calculations of return on average equity and core operating return on average equity and basic and diluted operating earnings per share:

	Six Months Ended June 30,
	2026	2025

	($) in millions except per share data
Net income for the period	$42.5	$61.4
Reconciling items between net income for the period and core operating income:
Net realized (gain) on investments	(0.3)	(1.5)
Tax impact of net realized (gain) on investments(1)	—	0.2
Net unrealized (gain) on investments	(2.0)	(3.3)
Tax impact of net unrealized (gain) on investments(1)	0.1	0.2
Change in allowance for expected credit losses on investments	(0.1)	(0.3)
Tax impact of change in allowance for expected credit losses on investments(1)	—	0.1
Net foreign exchange loss (gain)	3.4	(17.3)
Tax impact of net foreign exchange loss (gain)(1)	(0.5)	2.7
Core operating income	$43.1	$42.2
Average shareholders’ equity(2)	$689.5	$658.6
Return on average equity (%)(3)	12.3%	18.6%
Core operating return on average equity (%)(4)	12.5%	12.8%
Basic core operating earnings per share ($)(5)	$1.00	$0.94
Diluted core operating earnings per share ($)(5)	$1.00	$0.93
____________________________________________________________________
(1)The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.
(2)Represents the total shareholders’ equity at the reporting period end plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.
(3)Return on average equity represents the net income for the period divided by average shareholders' equity.
(4)Represents core operating income for the period divided by average shareholders’ equity.
(5)Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares diluted as follows:

	Six Months Ended June 30,
($) in millions, except per share information and number of shares as indicated below	2026	2025
Core operating income for the period	$43.1	$42.2
Minus: Dividends attributable to restricted share awards	1.0	0.8
Core operating income for the period attributable to common shareholders (a)	$42.1	$41.4
Weighted average number of shares – basic (in millions of shares) (b)	42.0	44.2
Weighted average number of shares – diluted (in millions of shares) (c)	42.3	44.5
Basic core operating earnings per share ($) (a/b)	$1.00	$0.94
Diluted core operating earnings per share ($) (a/c)	$1.00	$0.93

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.
We have not historically incurred debt. As of June 30, 2026, we had $4.1 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements.
We have historically paid regular common share dividends to our shareholders. The payment of dividends is subject to approval by the Company’s board of directors and will depend on factors including our results of operations, market conditions, regulatory requirements, contractual obligations, legal restrictions and other relevant factors. The most recent dividends paid per share for the first half of 2026 were $0.05 and $1.15 per share in March and April, respectively, and $0.075 per share in June.
On October 21, 2025, the board of directors approved a new common share repurchase authorization of up to 5 million of the Company's issued and outstanding common shares. This new common share repurchase authorization replaced the previous 7.5 million authorization which had been exhausted. During the six months ended June 30, 2026, the Company repurchased an aggregate of 750,534 shares for a total cost of $18.2 million. See Note 6 to the interim condensed consolidated financial statements for further details.
Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the Bermuda Monetary Authority (BMA), the Financial Conduct Authority (FCA) and the Prudential Regulation Authority of the Bank of England (PRA) in the United Kingdom and the Malta Financial Services Authority (MFSA). In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements. Historically, we have met the external regulatory and internal capital requirements.
We are a holding company with no direct source of operating income. We are therefore dependent on our capital raising abilities and dividend payments from our subsidiaries. The ability of our subsidiaries to distribute cash to us to pay dividends is limited by regulatory capital requirements.
We target group capitalization in excess of an “A” financial strength rating requirements under both the AM Best and S&P models. In addition, we maintain a solvency ratio above 120% of the group capital requirement under the solvency capital rules of the Bermuda Monetary Authority for the group. We have historically held capital and maintained an annual solvency ratio above the minimum required for the group.

Cash flows
IGI has three main sources of cash flows: operating activities, investing activities and financing activities.
Our operations generate cash flow as a result of the receipt of premiums in advance of the time when claim payments are required. Net cash from operating activities, together with other available sources of liquidity, historically has enabled us to meet our long-term liquidity requirements.
The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Six Months Ended June 30,
	2026	2025

	($) in millions
Net cash flows from operating activities	$54.9	$27.2
Net cash flows from investing activities	28.8	62.0
Net cash flows used in financing activities	(72.5)	(76.9)
Change in cash and cash equivalents	$11.2	$12.3
Net cash flows from operating activities
Net cash flows from operating activities increased to net cash inflow of $54.9 million for the six months ended June 30, 2026 from $27.2 million for the six months ended June 30, 2025. This increase was largely driven by the lower level of net claim payments and acquisition costs paid when compared to the six months ended June 30, 2025.
Net cash flows from investing activities
Net cash flows from investing activities decreased to net cash inflow of $28.8 million for the six months ended June 30, 2026 from $62.0 million for the six months ended June 30, 2025. This was primarily due to lower proceeds from the sale / maturity of fixed maturity securities available-for-sale.
Net cash flows used in financing activities
Net cash flows used in financing activities decreased to net cash outflow of $72.5 million for the six months ended June 30, 2026 from net cash outflow of $76.9 million for the six months ended June 30, 2025. The cash outflow from financing activities for the six months ended June 30, 2026 included a dividend payment of $54.7 million compared to a dividend payment of $41.9 million for the same period of 2025. The cash outflow from financing activities for the six months ended June 30, 2026 also included repurchases of $18.2 million of common shares under our share repurchase programme compared to repurchases of $35.0 million of common shares for the same period of 2025.
Investments
Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our investment strategy is established by our investment committee and has been approved by our board of directors. The strategy is comprised of high-level objectives and prescribed investment guidelines which govern asset allocation. In accordance with our investment guidelines, we maintain certain minimum thresholds of cash, short-term investments, and highly-rated fixed maturity securities relative to our consolidated net reserves and estimates of probable maximum loss exposures to provide necessary liquidity in a wide range of reasonable scenarios. As such, we structure our managed cash and investment portfolio to support policyholder reserves and contingent risk exposures with a liquid portfolio of high quality fixed-income investments with a comparable duration profile.

As at June 30, 2026, we manage 97.9% of our investment portfolio in-house, with the exception of approximately $26.6 million which is managed by a third-party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee established by our management and routinely monitors the portfolio to ensure that these parameters are met.
The following table shows the distribution of our fixed maturity securities available-for-sale according to the international rating agencies’ classifications as of June 30, 2026:

Rating Grade	Fair value

($) in millions
AAA	$15.6
AA	252.8
A	631.8
BBB	102.8
BB	0.7
Not Rated	0.1
Total	$1,003.8
The following table summarizes our investment yield as of June 30, 2026 and 2025:

	As of June 30,
	2026	2025

Average investments(1)	$1,296.9	$1,277.6
Investment income(2)	$28.6	$27.5
Investment yield (annualized)(3)	4.5%	4.4%
____________________________________________________________________
(1)Includes investments and cash and cash equivalents. The average balance represents the investments at the reporting period end plus the investments as of the beginning of the reporting period, divided by 2.
(2)Represents net investment income net of (a) net realized gain (loss) on investments, (b) net unrealized gain (loss) on investments and (c) change in allowance for credit losses on investments. Investment income includes interest and dividend income, net of investment custodian fees and other investment expenses.
(3)Represents investment income divided by average investments. For comparison, the coupon returns for the Barclays U.S. Aggregate Bond Index as of June 30, 2026 was 3.1%.

The amortized cost and fair value of our fixed maturity securities available-for-sale as of June 30, 2026 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of June 30, 2026
	Amortized cost	Fair value

	($) in millions
2026	$89.5	$89.5
2027	93.1	92.7
2028	140.4	141.5
2029	175.5	176.2
2030	97.3	97.7
2031	96.3	95.1
2032	34.3	34.0
2033	29.2	29.4
2034	57.0	58.9
2035	109.3	110.4
After 2035	87.8	78.4
Total	$1,009.6	$1,003.8
Reinsurance
The description of our reinsurance purchases and Possible Maximum Losses (PMLs) have not materially changed from those reported in the 2025 Annual Report on 20-F.
Our reinsurance strategy has remained unchanged since December 31, 2025.
Reinsurance Recoverables
At June 30, 2026, approximately 93.8% of IGI’s reinsurance recoverables on unpaid and paid losses (not including ceded unearned premiums) of $245.0 million were due from carriers which had a “A-” or higher rating from a major rating agency. The largest reinsurance recoverable from any one carrier was approximately 9.6% of total shareholders’ equity available to IGI at June 30, 2026.

The following table shows credit ratings of our top 5 reinsurers as of June 30, 2026 and the reinsurance recoverables from such reinsurers as of both June 30, 2026 and December 31, 2025 (dollars in millions):

Rating	Percentage of total reinsurance recoverables at June 30, 2026	Reinsurance recoverables at June 30, 2026	Reinsurance recoverables at December 31, 2025
A+	26.2%	64.2	68.6
A++	8.1%	$19.8	$19.5
A+	7.9%	19.3	19.2
A	6.3%	15.5	13.1
A	3.9%	9.5	—
Total		$128.3	$120.4
Reserve for Unpaid Loss and Loss Adjustment Expenses
The following should be read in conjunction with Note 4. to the Interim Condensed Consolidated Financial Statements (Unaudited) for the six-months ended June 30, 2026 and the information reported in the “Reserves” section of Item 5 of the Company’s 2025 Annual Report on Form 20-F. There have been no material changes to the reserving policy or methodology described in the Form 20-F in the first half of 2026.
Change in Case Reserves, Reserves for losses that were incurred but not yet reported (“IBNR Reserves”) and Reserves for unallocated loss adjustment expenses (“ULAE”)

($) in millions	As of June 30, 2026	As of December 31, 2025	Change
Gross Reported Case Reserve	$413.3	$414.0	$(0.7)
Reinsurance Reported Case Reserve	(131.7)	(135.3)	3.6
Net Reported Case Reserve	281.6	278.7	2.9
Net IBNR Reserves & ULAE	321.7	293.5	28.2
Net reserve for unpaid loss and loss adjustment expenses	$603.3	$572.2	$31.1
There have been no significant changes to the information disclosed in the 2025 Annual Report on Form 20-F in Item 5 under the “Best Estimate”, “Booked Reserves”, “Time value of money”, and “Reserve Strengthening/Reserving Release” sections.
Key drivers that cause increases in the volume of reserves held remain unchanged from those reported in the 2025 Annual Report on Form 20-F.

Ultimate Claims Development
The table below shows the development of the Company’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	+1	+2	+3	+4	+5	+6	7+	+8	+9	+10	Net Premiums Earned
2016	98.8	94.1	90.1	85.4	89.2	89.2	89.8	89.1	88.6	89.5	89.1	157.9
2017	110.3	117.2	116.4	113.9	112.0	111.8	109.6	108.6	108.8	108.5		146.7
2018	94.3	105.0	108.5	113.0	103.1	110.7	103.8	103.8	102.2			183.3
2019	124.4	115.7	100.1	107.0	105.3	104.1	105.1	107.7				215.5
2020	157.8	155.6	145.9	150.8	181.5	204.2	208.0					283.5
2021	193.8	162.9	142.3	139.4	141.9	144.6						345.2
2022	199.6	172.2	164.1	161.8	156.7							376.4
2023	228.4	180.3	172.2	172.1								447.2
2024	253.3	201.6	200.6									483.1
2025	251.6	220.1										453.8
2026	157.7											236.2
For additional information about our reserves and reserves development, see Note 4 to the Company’s unaudited interim consolidated financial statements.
CRITICAL ACCOUNTING ESTIMATES
There have been no material changes in our critical accounting estimates described in the 2025 Annual Report on Form 20-F during the six months ended June 30, 2026.
TREND INFORMATION
Other than as disclosed in the Company’s 2025 Annual Report on Form 20-F filed with the SEC, in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and in the separate unaudited “Interim Condensed Consolidated Financial statements” for the first half of 2026, we are not aware of any significant trends, uncertainties, demands, commitments or events that have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that causes the reported financial information to be not necessarily indicative of future operating results or financial conditions.